

May 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Pfizer Netherlands International Finance B.V., guaranteed by Pfizer Inc., under the Exchange Act of 1934:

- 2.875% Notes due 2029
- 3.250% Notes due 2032
- 3.875% Notes due 2037
- 4.250% Notes due 2045

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com